

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

Daniel Solomita
Chief Executive Officer
First American Group Inc.
1999 Avenue of the Stars, Suite 2520
Los Angeles, CA 90067

>   **Re: First American Group Inc.**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed July 23, 2015**
>   **File No. 000-54768**

Dear Mr. Solomita:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Please revise to characterize the subject transaction as a 1-for-4 reverse stock split throughout the document.

Loop Holdings Financial Statements

Appendix B

2.   Please update to include the interim period through May 31, 2015. Additionally, update your pro forma information as well.

Note 6 – Commitments and Contingencies, page F-20

Accounting Treatment of the Consideration

3.   We note you entered into 12-month consulting agreements commencing December 1, 2014 and issued 890,000 shares valued at $712,000 which were fully-vested and fully earned. Explain to us why you immediately recognized as an expense the full value of the consideration paid and did not record it as a prepaid expense, to be recognized over the term of the consulting agreements. We refer you to the guidance in ASC 505-50-25-4 and 25-7.

Note 9 – Subsequent Events, page F-23

4.   Please disclose within the last paragraph on page F-23 how you will account for the shares of First American Group that were outstanding at the time of the merger with Loop Holdings, Inc., i.e. the unredeemed shares, and advise us.

Appendix C

Pro Forma Combined Statement of Operations, page 3

5.   Since the merger of First American Group and Loop Holdings is a capital transaction in substance, and not a business combination, it is unclear why you are presenting a pro forma income statement giving effect to it. Please remove the pro forma income statement from your filing or explain to us why it is appropriate to include this information.

6.   Please disclose in a footnote pro forma loss per share data, giving effect to the recapitalization transaction and the 1-for-4 reverse stock split.

          You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director

cc: Thomas E. Puzzo